201 ST. CHARLES AVENUE NEW ORLEANS, LOUISIANA 70170-5100 504-582-8000 FAX 504-582-8583 www.joneswalker.com

Curtis R. Hearn Direct Dial: 504-582-8308 Direct Fax: 504-589-8308 chearn@joneswalker.com

September 15, 2015

Aamira Chaudhry

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street N.E. Washington, DC 20549

Re:	Tidewater Inc.
Annual Report on Form 10-K for Fiscal Year Ended March 31, 2015
Filed May 28, 2015
File No. 001-06311

Dear Ms. Chaudhry:

Tidewater Inc. is in receipt of the letter dated September 1, 2015 from Ms. Lyn Shenk, Branch Chief. That letter called for a response by Tidewater within 10 business days of the date of Ms. Shenk’s letter. This letter will confirm my phone conversation with Mr. Doug Jones on September 3, 2015 in which he granted the Company’s request for an extension of the date by which its response would be due until the close of business on Wednesday September 30, 2015.

Please feel free to contact me at 504.582.8308 if you have any questions.

Very Truly Yours,

/s/ Curtis R. Hearn

Curtis R. Hearn

cc:	Quinn Fanning, Tidewater Chief Financial Officer
Bruce Lundstrom, Tidewater General Counsel

CRH/mlc

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